Exhibit 99.1

Brooge Energy Ltd Announces Unaudited 2022 Financial Results and 2023 Revenue Guidance for Operating Subsidiary BPGIC FZE

Unaudited 2022 total revenue, operating income and net income totaled US$79.2 million, US$48.3 million and US$26.2 million respectively

Management is forecasting total revenue of US$125 million for 2023, an increase of approximately 58% year-over-year

NEW YORK, Feb. 27, 2023 (GLOBE NEWSWIRE) -- Brooge Energy Ltd, (“Brooge Energy” or the “Company”), a Cayman Islands-based infrastructure provider, which is currently engaged in clean petroleum products and biofuels and crude oil storage and related services, today announced its unaudited 2022 financial results for its operating subsidiary BPGIC FZE.

Unaudited 2022 Financial Results:

•	Total Revenue: US$79.2 million (excluding Port charges reimbursed from customers)
•	Operating Profit: US$48.3 million (does not include fair value of derivative financial instruments)
•	Net Income: US$26.2 million

Ms. Lina Saheb, Interim Chief Executive Officer of Brooge Energy, stated, “Despite the delay due to the impact of the Covid-19 pandemic on the commencement of phase 2 operations, BPGIC FZE reported unaudited 2022 total revenue of US$79.2 million. Demand for oil storage remains very strong given the current global economic environment and we are benefiting not only from our strategic location, but also from our high-quality infrastructure and automated technology. BPGIC FZE’s 2023 total revenue is forecasted to exceed US$125 million, an increase of approximately 58% year-over-year, as the terminal capacity is currently 100% contracted at better terms.”

About Brooge Energy Limited

Brooge Energy Ltd, is a Cayman Islands-based infrastructure provider now intending to focus on renewable energy infrastructures and biofuels, next to clean petroleum products, crude oil storage and related services. The company conducts its business and operations through its subsidiaries Brooge Renewable Energy, Brooge Petroleum and Gas Investment Company FZE (BPGIC), and Brooge Petroleum and Gas Investment Company Phase 3 FZE. BPGIC, the Company’s primary operating subsidiary that focuses on midstream oil storage and other services, is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Company differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low product losses. For more information, please visit at www.broogeenergy.com.

Forward-Looking Statements

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections, and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including availability of labor and other resources needed to for completion of the new plant, timing of obtaining regulatory approvals needed with respect to the new facility, the Company’s ability to complete construction and initiate operations of the new facility on the anticipated timeline or at all, the Company’s ability to maintain the lease for the new facility, and other risks described in public reports filed by Brooge Energy with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact
KCSA Strategic Communications
Valter Pinto, Managing Director
+1 212-896-1254
BROG@kcsa.com